UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER ANNOUNCES THE SALE OF TEN EMBRAER 190 TO CHINA’S HEBEI AIRLINES WITH PURCHASE RIGHTS FOR ADDITIONAL FIVE UNITS

The new jets will be used to boost the economic development and support air transportation growth in Hebei Province

São José dos Campos, April 12, 2011 – Embraer and China’s Hebei Airlines Co., Ltd. inked an order for ten EMBRAER 190 earlier today at a signing ceremony held in Beijing, P.R. China. The first delivery of these ten jets is scheduled for September 2012.

To meet the growing demand for air transportation as a consequence of the region rapid economic development in recent years, Hebei Provincial Government is giving top priority to aviation expansion. In June 2010, with strong support from the provincial government, Hebei Airlines was inaugurated as a holding company of Hebei Aviation Investment Group, a leading state-owned company. Currently, Hebei Airlines operates six aircraft, including two Embraer ERJ 145. The EMBRAER 190 will help the airline support its near-term expansion.

“We are delighted to welcome Hebei Airlines as our newest E-Jets operator. The current Chinese fleet of Embraer aircraft will soon reach 100 airplanes and this deal emphasizes Chinese operators’ confidence and recognition in our products,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “EMBRAER 190 is a worldwide success with outstanding economics, performance and comfort. We believe our aircraft will play an important role in Hebei Airlines’ market development.”

“Thanks to the correct guidance and strong support from the Hebei Provincial Party Committee and Government, Hebei Airlines has introduced ten EMBRAER 190s to expand its regional aircraft fleet and will also take positive actions to make the deal for another five aircraft come true. This deal enables us to leap forward for future development, which we believe will play an active role in economic, political and culture development for Hebei province,” said Wang Sheping, Chairman of the Board of Directors, Hebei Airlines. “We will take this cooperation with Embraer as the turning point for further strengthening partnership for a win-win development at all levels and in all-round aspects.”

EMBRAER 190 is the third of four members of Embraer’s E-Jets family, which have achieved outstanding success, with nearly 1,000 firm orders and over 700 jets in operation, worldwide. EMBRAER 190 allows flexible operations with a range of 4,225 km (2,300 nautical miles), including providing low-cost services for low and medium-volume markets on slim point-to-point routes; using the aircraft along with larger mainline aircrafts in accordance with seasonal or periodical passenger volume changes to rightsizing their fleet; or using them to develop new routes, cultivate new markets etc. Comfort is the hallmark of the EMBRAER 190. Its double-bubble fuselage maximizes passenger space in the cabin with the widest seats and aisle among aircraft in its class. No-middle-seat configuration and optional advanced in-flight entertainment system also contributes passenger comfort.

With this new order, Embraer has a firm order of 135 aircraft in China market, including 75 EMBRAER 190s, 46 ERJ 145s and four executive jets. To date, more than 80 Embraer aircraft are in service in this market.

About Hebei Airlines Co., Ltd.

Approved by CAAC, Hebei Airlines Co., Ltd, (Hebei Airlines) is a modernized airlines, whose majority stock shares are absolutely held by Hebei Aviation Investment Group while Sichuan Airlines Group and Shenyang Zhongrui Company are also holding shares in the name of partnership. Being a core affiliate to Hebei Aviation Investment Group, Hebei Airlines, based in Shijiazhuang Zhengding International Airport, puts its focuses mainly on air transport of passengers, cargoes and mails, and partially on general aviation business and other services associated with air transport.

Hebei Airlines firmly carries out the national strategy of becoming a nation with strong civil aviation industry and gives active response to the call of developing regional aviation business for civil aviation. The company strictly follows the strategy of “Getting Started with regional aviation, integrating regional with mainline, getting support from the government and complemented by ground operations”, and adheres to its commitment of being “safe and efficient, credibility-focused, customer-oriented and excellence-pursuing”. In its earlier stage, the company focuses on regional flights within Hebei province and neighboring cities that can be reached by air in 1-2 hours, through which, the company will establish four networks, namely intra-provincial hub, regional net, Beijing sub-hub and “Bohai-rim express”. Along with its business growth, the company will progress towards an integrated airlines specialized in both mainline and regional business and serves both downtown and countryside by increasing mainline flights, exploiting international routes and improving its network development. Its fleet will expand to 20 aircraft at the end of the “12th Five-Year-Plan”, carrying more than 3 million passengers per year.

Hebei Airlines began its operations on June 29, 2010. The company now operates a fleet of six aircraft, including two ERJ 145s, which are operated under wet lease agreement with Xiamen Airlines. Its network connects to some medium and large-sized cities, including Shanghai (Hongqiao), Guangzhou, Chengdu, Hangzhou, Nanchang, Haikou, Huhhot, Sanya, Zhuhai, Wenzhou, Ningbo, Dalian, Qinghuangdao, Tangshan and Handan etc.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Address: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer